UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 000-30085

NOTIFICATION OF LATE FILING

(Check One)

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
☐ Form10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Hesperia Holding, Inc.

Full Name of Registrant

Former Name if Applicable

9780 “E” Avenue

Address of U.S. Principal Executive Office (Street & Number)

Hesperia, California 92345

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to file its annual report on Form 10-KSB within the prescribed time period because the Registrant is awaiting the finalization of a review of its financial statements and its annual report by its previous independent auditor.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

William Nalls	(760)	244-8787
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?          ☒Yes                  ☐No

If answer is no, identify report(s).

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?                  ☒Yes                           ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reasons why a reasonable estimate of the result cannot be made.

The following table is a summary and estimate of our results of operations for the year ended

December 31, 2005 and 2004. Actual results for the year ended December 31, 2005 remain subject to further adjustment and actual results may differ from the foregoing estimates.

Results of Operations for the Years Ended December 31, 2005 and 2004.

	Year Ended December 31, 2005	Year Ended December 31, 2004	Increase / (Decrease) $	Increase / (Decrease) %
Revenues	$ 9,564,846	$ 11,267,045	$ (1,702,199)	(15%)

Cost of sales	6,403,670	8,379,016	(1,975,346)	(24%)

General and administrative expenses	2,728,221	5,187,028	(2,458,807)	(47%)

Consulting services	143,993	-	143,993	100%

Depreciation and amortization	105,686	92,850	12,836	13%

Total Expenses	3,225,641	5,319,878	(2,094,237)	(39%)

Net Income (Loss)	$ (196,039)	$ (2,475,606)	$ (2,279,567)	(92%)

        Hesperia Holding, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006	By: /s/ William Nalls
William Nalls, Chief Operating Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).